EXHIBIT 11


                       TOSCO CORPORATION AND SUBSIDIARIES
                      COMPUTATION OF EARNINGS PER SHARE (a)
                                   (Unaudited)
                  (Thousands of Dollars, Except Per Share Data)

                                                                       Three Months Ended June 30,      Six Months Ended June 30,
                                                                         1997                  1996       1997            1996
 Income before distributions on company-obligated, mandatorily
   redeemable, convertible preferred securities                        $69,635               $49,638      $75,720        $73,604
 Distributions company-obligated, mandatorily redeemable,
   convertible preferred securities, net of income tax benefit           2,523                 -            5,046           -
                                                                       --------              -------     --------       --------
 Net income                                                           $67,112               $49,638      $70,674        $73,604

 PRIMARY EARNINGS PER SHARE

 Earnings used for computation of primary earnings per share          $67,112               $49,638      $70,674        $73,604

 Weighted average number of shares outstanding during the period  152,491,892           117,870,768   141,833,861   114,803,490
 Assumed conversion of common share equivalents                     4,393,690             3,045,438     4,323,624     2,768,145
                                                                 --------------         ------------  ------------  ------------
 Weighted average common and common equivalent shares used
   for computation of primary earnings per share                  156,885,582           120,916,206   146,157,485   117,571,635
                                                                 --------------        -------------  ------------  ------------
 Primary earnings per common and common equivalent share                $0.43                 $0.41         $0.48         $0.63
                                                                 =============         =============  ============  ============

 FULLY DILUTED EARNINGS PER SHARE (b)

 Earning used for computation of fully diluted earnings per share     $67,112               $49,638       $70,674      $73,604
                                                                --------------         -------------   ----------- -------------
 Weighted average number of shares outstanding during the period  152,491,892           117,870,768   141,833,861  114,803,490
 Assumed conversion of common share equivalents                     4,393,690             3,096,894     4,355,426    3,096,894

 Weighted average common and common equivalent shares used
   for computation of fully diluted earnings per share            156,885,582           120,967,662   146,189,287  117,900,384
                                                                --------------          ------------- ------------ ------------
 Fully diluted earnings per common and common equivalent share          $0.43                 $0.41         $0.48        $0.62


 (a) Earnings per share and weighted average shares outstanding reflect the 3-for-1 stock split declared and distributed in February 1997.

 (b) Conversion of the company-obligated, mandatorily redeemable, convertible preferred securities is not assumed at June 30, 1997 because its effect on earnings per share is not significant and because the conversion rate, equivalent to a conversion price of approximately
      $32.92 per Common Stock share, was higher than the average market price of the Common Stock for the three and six month periods ended June 30, 1997.
